Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Perdue David A.	2. Issuer Name and Ticker or Trading Symbol Dollar General Corporation (DG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) Chief Executive Officer
(Last) (First) (Middle) 100 Mission Ridge	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 2, 2003
(Street) Goodlettsville, TN 37072		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/02/2003		A		78,865	A		78,865	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	3A. Deemed Execution Date, if any (mm/dd/yy)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (mm/dd/yy)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$12.68	04/02/2003		A		500,000		(1)	04/02/2013	Common Stock	500,000		500,000	D
Employee Stock Option (Right to Buy)	$12.68	04/02/2003		A		500,000		(2)	04/02/2013	Common Stock	500,000		500,000	D

Explanation of Responses:

(1)    The option vests as to 333,333 shares on the first anniversary of the grant date and as to 166,667 shares on the second anniversary of the grant date.

(2)    The option vests as to 166,666 shares on the second anniversary of the grant date and as to 333, 334 shares on the third anniversary of the grant date.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Susan S. Lanigan____________________________________ **Signature of Reporting Person Attorney-in-Fact	04/04/2003 Date
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